EXHIBIT 17.1

Sara Reynolds

Letter of Resignation

May 18, 2020

Lord Global Corporation

318 N Cason Street, Ste 208

Carson City, NV 89701

Dear Board of Directors and Officers:

I am tendering my resignation from the Registrant’s Board of Directors and my capacities as the Registrant’s Chief Financial Officer, Secretary and Treasurer, effective immediately. The reason for my resignation is due to an ongoing family situation and to permit me to pursue other business opportunities. I have had no disagreements with the operations, policies or practices of the Registrant.

I am grateful for having had the opportunity to serve on the Registrant’s Board and as Chief Financial Officer, Secretary and Treasurer of the Registrant and I offer my best wishes for its continued success.

Sincerely,

Sara Reynolds
Sara Reynolds